11015405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| QMB APPROVAL | |
|---|---|
| QMB Number. | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response . . . . . | 12.00 |

SEC Mail Processing Section

SEP 13 2011

Washington, DC 105

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50484 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING JULY 1, 2010 (MM/DD/YY) AND ENDING JUNE 30, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ORION TRADING, LLC**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8615 COMMODITY CIRCLE, SUITE #3
(No. and Street)

| ORLANDO | FLORIDA | 32819 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL ZURITA (407) 363-0100
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130, MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





BD 9/19

BD 9/19

# OATH OR AFFIRMATION

I, **MICHAEL ZURITA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **ORION TRADING, LLC**, as of JUNE 30, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Signature

**MEMBER**

Title

Public Notary

SHERYL KISLING
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD946047
EXPIRES 12/13/2013
BONDED THRU 1-888-NOTARY1

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS

June 30, 2011

Ohab and Company, P.A.

Certified Public Accountants

# ORION TRADING, LLC

## FINANCIAL STATEMENTS

## June 30, 2011

**ORION TRADING, LLC**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED JUNE 30, 2011**

## TABLE OF CONTENTS


| | |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statements** | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Members' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 8 |
| **Supplemental Information** | |
| Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission | 9 |
| Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission | 10 |
| Computation for Determination of Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule Rule 15c3-3 | 11 |
| Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission for Broker-Dealer claiming Exemption From SEC Rule 15c3-3 | 12 - 13 |

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441


## INDEPENDENT AUDITORS' REPORT

To the Members'
Orion Trading, LLC
Orlando, Florida

We have audited the accompanying statements of financial condition of Orion Trading, LLC as of June 30, 2011 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 9 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
September 12, 2011

## ORION TRADING, LLC

## STATEMENT OF FINANCIAL CONDITION
**June 30, 2011**

### ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 6,424 |
| Commissions receivable | | 2,932 |
| Other assets | | 11,109 |
| Deposits with clearing broker | | 42,500 |
| | $ | 62,965 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 43,360 |
| | | 43,360 |
| **Member's equity:** | | |
| Members' equity | | 19,605 |
| | | 19,605 |
| | $ | 62,965 |

The accompanying notes are an integral part of these financial statements.

## ORION TRADING, LLC

### STATEMENT OF OPERATIONS
### For the Year Ended June 30, 2011

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 387,833 |
| Other income | 18,485 |
| **Total revenues** | 406,318 |
| **Expenses:** | |
| Clearing fees | 68,749 |
| Compensation | 194,002 |
| Occupancy | 58,486 |
| Professional fees | 58,615 |
| Telephone and communications | 9,901 |
| Other operating expenses | 77,159 |
| Total expenses | 466,912 |
| **Net income (loss)** | $ (60,594) |

The accompanying notes are an integral part of these financial statements.

## ORION TRADING, LLC

### STATEMENTS OF CHANGES IN MEMBERS' EQUITY
### For the Year Ended June 30, 2011

| | | |
|---|---|---|
| Balance - beginning of year | $ | 49,999 |
| Member contributions | | 30,200 |
| Net income (loss) | | (60,594) |
| Balance - end of year | $ | 19,605 |

The accompanying notes are an integral part of these financial statements

## ORION TRADING, LLC

## STATEMENT OF CASH FLOWS
### For the Year Ended June 30, 2011

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ | (60,594) |
| Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities | | |
| Increase (decrease) in cash attributable to changes in assets and liabilities | | |
| Commission receivable | | 4,683 |
| Other assets | | (2,690) |
| Deposits with clearing broker | | 7,500 |
| Accounts payable and accrued liabilities | | 9,666 |
| **Total adjustments** | | 19,159 |
| **Net cash used in operating activities** | | (41,435) |
| **Cash flows from financing activities:** | | |
| Member contribution | | 30,200 |
| **Net cash provided in financing activities** | | 30,200 |
| Net decrease in cash and cash equivalents | | (11,235) |
| **Cash and cash equivalents at beginning of year** | | 17,659 |
| **Cash and cash equivalents at end of year** | $ | 6,424 |

The accompanying notes are an integral part of these financial statements.

## ORION TRADING, LLC

## NOTES TO FINANCIAL STATEMENTS
June 30, 2011

### Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

Orion Trading, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in the state of California on November 2, 2000. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At June 30, 2011, the Company had no uninsured cash balances.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of an Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

### Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2011, the Company's had excess net capital of $3,496 and a net capital ratio of 5.103 to 1.

### Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2011, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

### Note 4 – Litigation

On or about November 24, 2010, the Securities and Exchange Commission issued its Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 15(b) and 21C of the Securities Exchange Act of 1934 (the "November 24, 2010 Order") and thereby instituted the above-referenced administrative and cease-and-desist proceeding against Orion Trading, LLC ("Orion"), Michael Zurita, President of Orion, and Hector Gallardo, a former registered representative in Orion's New York office. As reflected in the November 24, 2010 Order, the SEC alleged that Orion and Mr. Zurita, in pertinent part, violated federal law as follows: that Orion and Mr. Zurita failed to reasonably supervise Mr. Gallardo within the meaning of Section 15(b)(4)(E) of the Exchange Act; that Orion willfully violated Section 15(b)(7) of the Exchange Act and Rule 15b7-1 thereunder; and that Mr. Zurita willfully aided and abetted and caused Orion's violations of Section 15(b)(7) of the Exchange Act and Rule 15b7-1 thereunder. The SEC also alleged violations of federal law by Mr. Gallardo.

Through prior counsel, Hunter Tubman & Weiss, LLP, Orion and Mr. Zurita, on or about December 28, 2010, served their answer and affirmative defenses. Mr. Gallardo has not made an appearance in the proceeding, either pro se or through counsel. By way of their answer and affirmative defenses, Orion and Mr. Zurita asserted, among other defenses, that neither of them had any intent to violate securities laws and neither knowingly and substantially assisted in the commission of any allege securities laws violations; that Mr. Zurita did not act recklessly, severely, or otherwise, and should not have known that he was assisting any alleged violations of securities laws; and that there is no basis to support a cease and desist order against either Orion or Mr. Zurita.

On or about May 24, 2011, King Law Firm was retained to represent Orion and Mr. Zurita. The law firm of DiBello, Lopez & Castillo, P.A. also was retained (separately) to represent Orion and Mr. Zurita in this

**Note 4 – Litigation (cont.)**

matter. Prior counsel, Hunter Tubmand & Weiss, LLP, on or about May 20, 2011, moved to withdraw as counsel, and at a hearing held on May 25, 2011, the Administrative Law Judge granted such motion. Prior to the May 25, 2011 hearing, legal counsel, on behalf of Orion and Mr. Zurita, filed an emergency motion to reset the administrative hearing. At the May 25, 2011 hearing, the Administrative Law Judge granted such motion and reset the administrative hearing for June 13, 2011.

Following the May 25, 2011 hearing, the parties engaged in settlement negotiations. Draft settlement documents have been exchanged between the parties, and recently, counsel for the SEC submitted a revised set of documents, which legal counsel, along with co-counsel, Carlos B. Castillo, are in the process of reviewing with Orion and Mr. Zurita. If such settlement is finalized and entered into by the parties, Orion, among other things, would be required to pay a civil money penalty to the United States Treasury. Legal counsel has been advised by Orion management that the company, upon finalization of the settlement documents, shall have funds available for the payment of such penalty (by way of a capital contribution from one of its members) in accordance with the terms of the settlement.

Legal counsel has represented the amount of the settlement is indeterminate and still being negotiated; therefore the Company has not recorded a loss contingency for these claims in the financial statements.

**Note 5 - Commitments and contingencies**

The Company entered into a lease for it's office space under a thirty-eight month operating lease that expires on December 31, 2011. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for sales tax and property tax. The monthly rental expense for this lease is approximately $3,593 for the year ended June 30, 2011.

Future minimum lease payments required under the lease are as follows:

| | |
|---|---|
| 2012 | $ 16,964 |
| | $ 16,964 |

**Note 6 - Subsequent Events**

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from July 1, 2011 through September 12, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

**ORION TRADING, LLC**
**COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**As of June 30, 2011**

| | | |
|---|---|---|
| **Computation of basic net capital requirements:** | | |
| Total member's equity qualified for net capital | $ | 19,605 |
| Deductions: | | |
| Non-allowable assets | | |
| Prepaid expenses | | 11,109 |
| Total non-allowable assets | | 11,109 |
| Net capital before haircuts and securities positions | | 8,496 |
| Haircuts: | | |
| Securities positions | | - |
| | | - |
| Net capital | | 8,496 |
| Minimum net capital requirements: | | |
| 6 2/3% of total aggregate indebtedness ($43,360) | | |
| Minimum dollar net capital for this broker-dealer ($5,000) | | |
| Net capital requirement (greater of above two requirements) | | 5,000 |
| Net capital in excess of required minimum | $ | 3,496 |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2011) | | |
| Net capital, as reported in Company's Part IIA Focus Report | $ | 11,755 |
| Adjustments: | | |
| Decrease in commission receivable | | (2,140) |
| Increase in accounts payable and accrued liabilities | | (1,119) |
| Net capital, per June 30, 2011 audited report, as filed | $ | 8,496 |

## ORION TRADING, LLC
## COMPUTATION OF AGGREGATE INDEBTEDNESS
## UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF JUNE 30, 2011

| | |
|---|---|
| **Total aggregate indebtedness:** | |
| Accounts payable and accrued liabilities | $ 43,360 |
| Aggregate indebtedness | $ 43,360 |
| **Ratio of aggregate indebtedness to net capital** | 5.103 to 1 |

## ORION TRADING, LLC

### INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF JUNE 30, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441


**REPORT ON INTERNAL CONTROL STRUCTURE**
**REQUIRED BY SEC RULE 17a-5**
**FOR A BROKER-DEALER CLAIMING EXEMPTION**
**FROM SEC RULE 15C3-3**

To the Members
Orion Trading, LLC
Orlando, Florida

In planning and performing our audit of the financial statements of Orion Trading, LLC (a limited liability company) as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
September 12, 2011